Exhibit 1.01

CONFLICT MINERALS DISCLOSURE AND REPORT

of Semiconductor Manufacturing International Corporation

Introduction

This is the Conflict Minerals Report prepared by Semiconductor Manufacturing International Corporation and its consolidated subsidiaries (“SMIC”) for the calendar year ended December 31, 2018, in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Exchange Act”). Please refer to Rule 13p-1, Form SD, and the 1934 Act Release No. 34-67716 (collectively, the “Rules”) for definitions to the capitalized terms used in this Report, unless otherwise defined herein.

Company Overview

This section describes operations of all majority-owned subsidiaries and variable interest entities of SMIC that are required to be consolidated pursuant to applicable accounting principles. SMIC was incorporated as an exempted company under the laws of the Cayman Islands on April 3, 2000. Our legal name is Semiconductor Manufacturing International Corporation. Our principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203. SMIC, one of the leading foundries in the world, is Mainland China’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (“fab”) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin. Additionally, in Italy, SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. We have a global and diversified customer base that includes some of the world’s leading integrated device manufacturers (IDMs) and fabless semiconductor companies. As of December 31, 2018, SMIC had a total of 229kWPM (thousands Wafers Per Month), 200mm (8”) and 95kWPM 300mm (12”) installed capacities.

SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. SMIC’s products include logic (including generic, low-leakage), Mixed-Signal/RF, ULP(Ultra-Low-Power) devices, high-voltage/BCD, IGBT, non-volatile memory (NVM, such as NOR Flash, NAND Flash, and emerging memories), embedded NVM (eNVM such as eFlash, eEE-PROM, OTPROM), Display Driver IC (DDIC), Touch Control IC (TCIC), CMOS Image Sensors (CIS), Fingerprint Sensors, MEMS, TSV/3DIC, WLSCP, and back-end wafer bumping services, all of which contain necessary conflict minerals.

Item 1: SMIC Conflict Minerals Program Overview

In accordance with the Rules, SMIC undertook reasonable country of origin inquiries (“RCOI”) and due diligence measures to determine whether any necessary conflict minerals used in its semiconductor products are originated in the Democratic Republic of the Congo or an adjoining country, or whether SMIC has any reason to believe that any necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country, or are from recycled or scrap sources. In conducting these measures, SMIC adopted and implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High-Risk Areas (“OECD Framework”), an internationally recognized due diligence framework.

A.	Reasonable Country of Origin Inquiry

SMIC took the following steps and measures in conducting its RCOI.

SMIC continuously monitored and identified any and all conflict minerals being procured for use in its products, as well as the supplier companies of those conflict minerals. We took measures to ensure that all purchases of conflict minerals were made under the supervision of trained and actively participating personnel in our Conflict Minerals Compliance Program.

During this reporting period, all of the relevant suppliers were individually contacted. In these communications, we reiterated SMIC’s commitment to conflict-free sourcing, as well as our mandatory requirements for each supplier, including that each such supplier shall issue to SMIC an updated Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“Template”), to be further updated in regular intervals or as needed to ensure SMIC possesses updated and accurate information, identifying the countries of origin of such minerals.

All relevant suppliers issued to SMIC the completed Templates.

B.	Due Diligence

SMIC took the following steps and measures in conducting due diligence and/or implementing the OECD Framework.

First, SMIC adopted, and made publicly available on the SMIC website, the SMIC “DRC Conflict-Free” supply chain policy, articulating SMIC’s risk mitigation procedures whereby suppliers are subject to suspension or permanent termination of procurement if the supplier is found to be non-compliant.

Additionally, SMIC communicated with all relevant suppliers, explaining the requirements that in addition to issuing the mandatory documents stated above, the suppliers shall (i) adopt a Conflict Minerals policy and due diligence framework based on the OECD Framework; (ii) require their suppliers to adopt a Conflict Minerals policy and due diligence framework based on the OECD Framework; and (iii) exclusively source conflict minerals from smelters on the RMI Responsible Minerals Assurance Process (“RMAP”) Conformant Smelters & Refiners list, and (iv) provide supporting documents relating to the suppliers’ continued compliance with the aforementioned requirements.

Once SMIC collected the supporting information from suppliers, SMIC conducted a review of the information, looking for inconsistencies or inaccuracies within the documents, as well as comparing the information to that provided by RMI’s RMAP, in order to discover any potential areas of concern.

Regarding new suppliers of conflict minerals, SMIC developed, implemented, and maintained standard operating procedures for screening such new suppliers, whereby all such new suppliers are required to provide sufficient documentation demonstrating their compliance with conflict minerals rules before being approved for material procurement, including but not limited to the mandatory documents stated above.

Finally, SMIC has binding language in all purchase orders of conflict minerals, mandating that the purchase order be fulfilled by the supplier only on the condition that the minerals supplied will not support conflict in the covered countries.

Item 2: Future Due Diligence Measures

Looking ahead, SMIC intends to continue to improve its conflict minerals due diligence measures, including implementation of new measures as necessary.

First, SMIC shall continue working with all smelters, primarily via direct suppliers only, but also through direct contact as necessary, to request that all smelters either renew RMI certification or immediately begin participation in RMI’s RMAP, as the case may be.

Second, SMIC shall continue working with direct suppliers to ensure the entire SMIC supply chain is accurately mapped out and compliance measures are continuing to be implemented throughout the supply chain.

Third, SMIC has become a member of RMI to obtain updated information to facilitate administering our conflict minerals compliance program.

Summary of Results

As a result of SMIC’s RCOI and due diligence efforts, an aggregate of 100% of the suppliers identified a total of 30 smelters and refiners from which conflict minerals may have been sourced, based solely on the country location of the smelters and refiners. Based on SMIC’s due diligence efforts, we believe 100% of the smelters and refiners have been certified by RMI’s RMAP. Exhibit I lists the smelters and refiners identified by our reasonable due diligence measures based on information provided by our materials suppliers known to have processed the relevant minerals in our products during the reporting period. We believe our smelters and refiners were based in the following countries: BELGIUM, BOLIVIA, BRAZIL, CHINA, GERMANY, INDONESIA, JAPAN, KAZAKHSTAN, MALAYSIA, PERU, SWITZERLAND, THAILAND, and the UNITED STATES OF AMERICA. This information is derived from information made available by RMI to its members. Because RMI generally does not indicate individual countries of origin of the conflict minerals, we were not able to determine the countries of origin of the conflict minerals processed by the smelters and refiners described above with greater specificity. In addition, for some of the smelters and refiners described above, country of origin information is not disclosed. We were not able to determine the countries of origin of the conflict minerals processed by the smelters and refiners described above that are not certified by RMI.

Inherent Limitations on Due Diligence Measures

As a downstream purchaser of products which contain conflict minerals, our reasonable country of origin inquiry as well as due diligence measures can provide only reasonable, but not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our sources of data are primarily our direct suppliers which in turn seek similar information within their supply chains. We also rely, to a large extent, on information collected and provided by independent third parties. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

Another complicating factor is the unavailability of country of origin and chain of custody information from our suppliers on a continuous, real-time basis. Under the Dodd-Frank Act and the Rule, a product is “DRC conflict free” if it meets the required standard every day of the reporting year; conversely, a product would “not be found to be DRC conflict free” if it does not meet the required standard even one day of the reporting year. Because we do not have direct contractual relationships with smelters and refiners, we rely on our direct suppliers and the entire supply chain to gather and provide specific information about the date when the ore is being delivered to smelters and refiners, with smelters and refiners smelting or refining ores into metal containing derivatives, then later shipped, stored, sold and first entered the stream of commerce. We directly seek sourcing data on a periodic basis from our direct suppliers. We ask that the data cover the entire reporting year, and we seek to use contract provisions requiring the suppliers to promptly update us in the event that the sourcing data changes.

Regardless of these limitations, our determination made herein stands as reasonable assurance of the current status of our conflict minerals compliance and in no way detracts from our commitment towards creating a conflict-free supply chain for our products now and in the coming years.

Exhibit I: Smelters & Refiners

Metals	Smelter / Refiner Name	Smelter / Refiner Location
Tantalum	H.C. Starck Co., Ltd.	THAILAND
Tantalum	H.C. Starck Inc.	UNITED STATES OF AMERICA
Tantalum	H.C. Starck Ltd.	JAPAN
Tantalum	H.C. Starck Smelting GmbH & Co. KG	GERMANY
Tantalum	H.C. Starck Tantalum and Niobium GmbH	GERMANY
Tantalum	Ulba Metallurgical Plant JSC	KAZAKHSTAN
Tantalum	Global Advanced Metals Boyertown	UNITED STATES OF AMERICA
Tantalum	Global Advanced Metals Aizu	JAPAN
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CHINA
Tantalum	F&X Electro-Materials Ltd.	CHINA
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	CHINA
Tantalum	Guangdong Rising Rare Metals-EO Materials Ltd.	CHINA
Tantalum	Exotech Inc.	UNITED STATES OF AMERICA
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	CHINA
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	CHINA
Tantalum	Jiujiang Nonferrous Metals Smelting Company Limited	CHINA
Tungsten	Xiamen Tungsten Co., Ltd.	CHINA
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	CHINA
Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd.	CHINA
Tin	CV United Smelting	INDONESIA
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA
Tin	Metallo Belgium N.V.	BELGIUM
Tin	Mineracao Taboca S.A.	BRAZIL
Tin	Minsur	PERU
Tin	Operaciones Metalurgical S.A.	BOLIVIA
Tin	PT Bukit Timah	INDONESIA
Tin	PT Stanindo Inti Perkasa	INDONESIA
Tin	PT Timah (Persero) Tbk Kundur	INDONESIA
Tin	PT Timah (Persero) Tbk Mentok	INDONESIA
Tin	Thaisarco	THAILAND
Gold	Metalor Technologies S.A.	SWITZERLAND